January 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Tim Buchmiller

Re:	Adaptive Biotechnologies Corporation

Registration Statement on Form S-1

File No. 333-235989

Acceleration Request

Requested Date:        January 23, 2020

Requested Time:       4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Adaptive Biotechnologies Corporation, a Washington corporation (the “Registrant”), dated January 21, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Section 5(b)(1) and (2) of the Securities Act.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time on January 23, 2020, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC BOFA SECURITIES, INC.

As representatives of the several underwriters listed in Schedule II to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Adam Chazan
Name: Adam Chazan
Title: Managing Director

cc:

Chad Robins, Chief Executive Officer

Chad Cohen, Chief Financial Officer

Stacy Taylor, General Counsel

Adaptive Biotechnologies Corporation

James Evans, Esq.

Amanda Rose, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP

Andrew Ledbetter, Esq.

Tyler Hollenbeck, Esq.

DLA Piper LLP (US)

[Signature Page to Underwriter Acceleration Request]